Filed by 10X Capital Venture Acquisition Corp. III pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: 10X Capital Venture Acquisition Corp. III

(Commission File No. 001-41216)

Date: October 11, 2023

American Gene Technologies® to Present at ROTH MKM 2023 Healthcare Opportunities Conference

Rockville, MD, October 11, 2023 -- American Gene Technologies® (AGT™), a clinical-stage biotechnology company dedicated to improving human health through innovative gene and cell therapies, today announced that Jeff Galvin, Founder and Chief Executive Officer, will present at the ROTH MKM Healthcare Opportunities Conference held at The Yale Club in New York City, New York, on October 12, 2023. Management will also be available for one-on-one meetings.

Event: ROTH MKM Healthcare Opportunities Conference

Location: The Yale Club in New York City, NY

Formal Presentation: Thursday, October 12, 1:15pm ET

On August 9, 2023, AGT announced its entry into a merger agreement with 10X Capital Venture Acquisition Corp. III (10X III; (NYSE: VCXB)). Pursuant to the merger agreement, AGT intends to merge its HIV business with 10X III. Following the merger, the combined company will be renamed Addimmune™ and will focus on progressing AGT’s lead clinical asset, AGT103-T, and other potential therapeutic candidates aimed at improving the lives of people living with HIV. Prior to the merger, AGT will spin off its non-HIV business into a newly formed entity, which is expected to retain and operate under the AGT name.

About American Gene Technologies

American Gene Technologies (AGT) is a leading biotechnology company at the forefront of genetic science, dedicated to improving human health through innovative gene and cell therapies. AGT is committed to harnessing the power of genetic science to develop cutting-edge solutions that help to alleviate human suffering and improve the quality of life for individuals affected by devastating diseases. With a commitment to excellence in science and patient care, AGT is pioneering the future of medicine. For more, visit www.americangene.com.

Media Contact:

Grant Smith

Vice President of Marketing and Communications

American Gene Technologies

317-518-9807

gsmith@americangene.com